Exhibit 99.1

Press Release	Media Contact Leif Heussen T +49 6172 608-4030 leif.heussen@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this press release may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME has filed a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION DESCRIBED THEREIN. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.

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May 16, 2023

Annual General Meeting of Fresenius Medical Care: Company on clearly defined path to transformational turnaround and to further unlocking value as leading kidney care company

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, is on a defined path of turning around the performance, and has outlined its strategy, as Helen Giza, CEO of Fresenius Medical Care, reported at today’s Annual General Meeting. “Our strategic roadmap starts with having an optimal structure in place”, Giza said in her speech to the shareholders, referring to the new operational model, which is in effect since January 1, 2023, and the proposed change of the legal form, which will be decided upon in an extraordinary general meeting on July 14, 2023. “We are just at the beginning of a new chapter in Fresenius Medical Care’s history, and I am energized and excited about our clear transformational turnaround plan under execution, supported by our 125,000 employees around the world. By 2025, Fresenius Medical Care will not only be a more agile and more resilient company, but also remain the partner of choice, setting the standard in kidney care with industry leading returns.”

“There is no other global healthcare company with our expertise, scope, and scale in kidney care. Fresenius Medical Care is uniquely positioned to meet the demands for kidney care on a global basis”, Helen Giza said. “Today, our predictive analytics capabilities and continuous enhancement of medical algorithms are key parameters for improving the quality of outcomes and quality of life for our patients.”

A large shareholder majority of 99.9 percent approved the dividend proposal of €1.12, which reflects a reduction by 17 percent compared to the previous year, in line with the policy to align dividend payments with earnings development.

Shareholder majorities of 99.09 and 91.46 percent, respectively, approved the actions of the General Partner and the Supervisory Board in 2022.

At the Annual General Meeting, 87.12 percent of the registered capital was represented. The meeting again was held as a purely virtual event.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,060 dialysis clinics, Fresenius Medical Care provides dialysis treatments for

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approximately 343,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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